Filed by Illumina, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following is a letter from Jay T. Flatley, President and Chief Executive Officer of Illumina, Inc., to employees of Illumina, Inc.:
November 13, 2006
Hi all,
I am pleased to announce today that Illumina has signed a definitive agreement to acquire Solexa, Inc. This is an important step in Illumina’s strategic growth plan. By integrating Solexa’s next generation sequencing platform into our core technologies we expect to create a unique genetic analysis product portfolio that addresses the fastest growing markets in the life sciences industry. Today’s market opportunity in sequencing is estimated at $1 billion and is expected to realize accelerated growth due to advances in sequencing technology. This market is additive to our already large addressable market of approximately $1 billion. This transaction will position us to provide an integrated solution for the key segments of this market. The attached press release provides more detail on the terms of the acquisition, which is expected to close by the end of the first quarter of 2007.
Solexa is headquartered in Hayward, CA, with operations in Little Chesterford, near Cambridge, England and currently has 175 employees. The company has developed a proprietary, next generation genetic analysis system for use in whole genome sequencing, targeted resequencing, digital gene expression and micro RNA analysis. Solexa has patented sequencing by synthesis technology which holds the promise of reducing the cost of sequencing a human genome from $15 million to $100,000.
Solexa’s 1G Genome Analyzer and future products are expected to enable researchers to conduct whole genome resequencing, targeted resequencing and other applications at unparalleled throughput and costs, much as our BeadArray products have revolutionized the genotyping field. This combination is expected to accelerate the commercialization and market expansion of the 1G through our worldwide direct sales and support network. Jointly, our R&D teams will have the tools to integrate genotyping and sequencing in unique ways, as well as take advantage of the discovery of novel content stemming from projects conducted on our platforms in the research and clinical markets.
We are excited about this transaction’s potential to expand Illumina’s penetration into complementary markets, very much like our acquisition of CyVera provided access to the lower multiplex, clinical diagnostics marketplace. We believe this combination with Solexa will allow us to continue to achieve industry-leading growth rates and profitability, while simultaneously becoming a more comprehensive supplier of tools to the life sciences industry.
In Solexa we’ve found a highly complementary business with the right set of employee skills, technology and products to expand our growth prospects. After the transaction is completed, John West, CEO of Solexa, will be joining Illumina as Senior Vice President and General Manager of our new Sequencing Business Unit. We’ll also be welcoming two of their current Board members to the Illumina Board of Directors.
In closing, I want to thank you for your commitment to Illumina. We know that you may have questions about this transaction and its implications for Illumina. John Stuelpnagel will hold an employee meeting at 10:00 AM PST in San Diego to explain what we’ve announced today more fully. On Friday, John West and I will host an open forum at Illumina to discuss any questions you may have. In the meantime, I ask for your continued focus and hard work as we complete the acquisition of Solexa.
Jay

Forward-Looking Statements
This communication contains forward-looking statements that involve risks and uncertainties. Illumina, Inc. (“Illumina”) and Solexa, Inc. (“Solexa”) caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina’s and Solexa’s filings with the Securities and Exchange Commission (the “SEC”), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the dates and times of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements.
Additional Information
In connection with the proposed merger, Illumina will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other related documents filed by Illumina and Solexa with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Illumina’s website at www.illumina.com under the tab “Investors” and then under the heading “SEC Filings” or by accessing Solexa’s website at www.solexa.com under the tab “Investors” and then under the heading “SEC Documents.”
Participants in the Solicitation
Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina’s executive officers and directors in Illumina’s definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa’s executive officers and directors in their definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina’s or Solexa’s website.